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                            January 20, 2023

       Heng Fai Ambrose Chan
       Chief Executive Officer
       Impact BioMedical, Inc.
       275 Wiregrass Pkwy
       West Henrietta, NY 14586

                                                        Re: Impact BioMedical,
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed January 9,
2023
                                                            File No. 333-253037

       Dear Heng Fai Ambrose Chan:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2023 letter.

       Amendment No. 7 to Form S-1 filed January 9, 2023

       Capitalization, page 17

   1.                                                   Your "Total
capitalization" line item does not appear mathematically accurate. Please advise us or revise
your filing accordingly.
 Heng Fai Ambrose Chan
FirstName  LastNameHeng
Impact BioMedical, Inc. Fai Ambrose Chan
Comapany
January 20,NameImpact
            2023       BioMedical, Inc.
January
Page 2 20, 2023 Page 2
FirstName LastName
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Darrin M. Ocasio, Esq.